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08028073

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-51081 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/2007_____ AND ENDING_____12/31/2007_____
                                              MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westfield Investment Group Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

. 1255 CORPORATE CENTER DRIVE, SUITE 216
                                              (No. and Street)

MONTEREY PARK                    CA                    91754
        (City)                          (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARD T. NISHIDA                                              (323) 264-2516
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
                (Name – *if individual, state last, first, middle name*)

550 NORTH BRAND BOULEVARD, SUITE 525, GLENDALE          CA          91203
        (Address)                    (City)              (State)    (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 21 2008**

**THOMSON
FINANCIAL**

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)


3/18

# OATH OR AFFIRMATION

I, __WARD T. NISHIDA_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WESTFIELD INVESTMENT GROUP, INC._____ , as
of __DECEMBER 31,_____ , 20__07__ , are true and correct.  I further swear (or affirm) that
neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

__Ward T. Nishida_____
Signature

__PRESIDENT_____
Title

__Notary Public_____

This report ** contains (check all applicable boxes):
- [x] (a)  Facing Page.
- [x] (b)  Statement of Financial Condition.
- [x] (c)  Statement of Income (Loss).
- [x] (d)  Statement of Changes in Financial Condition.
- [x] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g)  Computation of Net Capital.
- [ ] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)  An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS
550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

Westfield Investment Group, Inc.
Monterey Park, California

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Investment Group, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lee, Sperling, Hisamune/Accountancy Corporation*

Glendale, California

February 6, 2008

## WESTFIELD INVESTMENT GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

## ASSETS

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash | $ 227,419 |
| Cash segregated under federal and other regulations | 49,909 |
| Commissions receivables | 8,474 |
| Short-term investments - trading securities | 130,097 |
| Prepaid income taxes | 345 |
| Total current assets | 416,244 |
| | |
| **PROPERTY AND EQUIPMENT:** | |
| Office furniture and equipment | 26,700 |
| Less accumulated depreciation | (25,302) |
| Total fixed assets | 1,398 |
| | |
| **OTHER ASSETS:** | |
| Deposit | 2,076 |
| | $ 419,718 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| **CURRENT LIABILITIES:** | |
| Accounts payable | $ 8,969 |
| Payroll taxes payable | 24,317 |
| Deferred tax liabilities | 3,014 |
| Total current liabilities | 36,300 |
| | |
| **STOCKHOLDERS' EQUITY:** | |
| Common stock – authorized 100,000 shares, | |
| 6,000 shares issued and outstanding | 60,000 |
| Retained earnings | 323,418 |
| | 383,418 |
| | $ 419,718 |

See accompanying notes to financial statements.

# WESTFIELD INVESTMENT GROUP, INC.

## STATEMENT OF INCOME

### YEAR ENDED DECEMBER 31, 2007

| | |
|---|---:|
| **REVENUES:** | |
| Commissions | $ 253,810 |
| NASD special member payment | 35,000 |
| Interest and dividends | 18,418 |
| Unrealized loss on investments | (6,341) |
| Total revenues | 300,887 |
| | |
| **OPERATING EXPENSES:** | |
| Employee compensation and benefits | 225,950 |
| Communications | 1,690 |
| Occupancy | 24,385 |
| Other expenses | 42,682 |
| Total operating expenses | 294,707 |
| Income before provision for income taxes | 6,180 |
| | |
| **PROVISION FOR INCOME TAXES** | 4,788 |
| | |
| Net income | $ 1,392 |

See accompanying notes to financial statements.

# WESTFIELD INVESTMENT GROUP, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### YEAR ENDED DECEMBER 31, 2007

|  | Common Stock | Additional Paid-in Capital | Retained Earnings/ Accumulated (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE, December 31, 2006 | $ 60,000 | $        - | $ 322,026 | $ 382,026 |
| NET INCOME | - | - | 1,392 | 1,392 |
| BALANCE, December 31, 2007 | $ 60,000 | $        - | $ 323,418 | $ 383,418 |

See accompanying notes to financial statements.

# WESTFIELD INVESTMENT GROUP, INC.

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2007

**OPERATING ACTIVITIES:**

| | |
|---|---:|
| Net income | $ 1,392 |
| Adjustments to reconcile net income to net cash provided by operating activities – | |
|    Depreciation and amortization | 257 |
|    Unrealized loss on investments | 6,341 |
|    Deferred taxes | 2,682 |
| Changes in operating assets and liabilities - | |
|    Commissions receivable | 297 |
|    Accounts payable | 1,441 |
|    Payroll taxes payable | 21,100 |
|    Prepaid income taxes | 7,375 |
|         Net cash provided by operating activities | 40,885 |

**INVESTING ACTIVITIES:**

| | |
|---|---:|
| Purchase of office equipment | (1,655) |
| Purchases of securities | (11,062) |
|         Net cash used in investing activities | (12,717) |
|         Net increase in cash | 28,168 |

| | |
|---|---:|
| **CASH, beginning of year** | 249,160 |
|     Cash, end of year | $ 277,328 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:**

| | |
|---|---:|
| Cash received during the year for income tax | $ 5,790 |
| Cash paid during the year for income tax | 520 |

See accompanying notes to financial statements.

# WESTFIELD INVESTMENT GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2007

### Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California Corporation.

### Note 2 – Significant Accounting Policies

(a)   Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

(b)   Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

(c)   Short-Term Investments

Short-term investments consist primarily of investment grade marketable securities, all of which are classified as trading. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Realized gains and losses are accounted for on the specified identification method. Purchase and sales are recorded on a trade date basis.

(d)   Amortization and Depreciation

Amortization and depreciation are provided using the straight-line method over five years.

(e)   Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

WESTFIELD INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2007

## Note 2 – Significant Accounting Policies (Continued)

(f)     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g)     Income Taxes

The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

## Note 3 – Cash and Securities Segregated Under Federal and Other Regulations

Cash of $49,909 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

## Note 4 – Short-Term Investments

Short-term investments, which are carried at fair value, consist of $130,097 in mutual funds as of December 31, 2007. The net unrealized holding gains as of December 31, 2007 is $20,263. The change in net unrealized holding losses on trading securities included in earnings was $6,341.

## Note 5 – Lease Obligation

The Company leases office space under a lease agreement that expires on July 31, 2009. As of December 31, 2007, future minimum annual payments under the lease are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2008 | $ 24,493 |
| 2009 | 14,533 |
| Total | $ 39,026 |

## Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $352,382, which was $327,382 in excess of its required net capital of $25,000. The Company's net capital ratio was .10 to 1.

## Note 7 – Income Taxes

The provision for income taxes included in the financial statements as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 1,306 | $ 1,150 | $ 2,456 |
| State | 800 | 1,532 | 2,332 |
|  | $ 2,106 | $ 2,682 | $ 4,788 |

**Note 7 – Income Taxes (Continued)**

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2007 are as follows:

| | |
|---|---:|
| Deferred tax asset - | |
| Net operating loss | $ 1,638 |
| State tax deduction | 120 |
| Deferred tax asset | 1,758 |
| | |
| Deferred tax liability - | |
| Depreciation | 210 |
| Unrealized gain on investments | 4,562 |
| Deferred tax liability | 4,772 |
| | |
| Net deferred tax liability | $ 3,014 |

A reconciliation between taxes computed at the Federal rate and our effective tax follows:

| | |
|---|---:|
| Federal statutory rate | $ 927 |
| State (net of Federal tax benefit) | 464 |
| Dividend received deduction | 229 |
| Benefit of net operating loss carryover | 1,000 |
| Adjustment of estimated income tax accrual | 2,168 |
| | |
| Effective tax | $ 4,788 |

The Company has loss carry forwards totaling $21,800 for state income tax purposes which expires in 2026.

**Note 8 – Related Party Transactions**

The Company has paid $7,745 for services tendered by a related party.

# WESTFIELD INVESTMENT GROUP, INC.

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2007

## NET CAPITAL

| | |
|---|---:|
| **TOTAL STOCKHOLDERS' EQUITY** | $ 383,418 |
| Total stockholders' equity qualified for net capital | 383,418 |
| | |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Commission receivable | 7,702 |
| Prepaid taxes | 345 |
| Deposits | 2,076 |
| Fixed asset, net | 1,398 |
| | |
| Net capital before haircuts on securities position | 371,897 |
| | |
| **HAIRCUTS ON SECURITIES (COMPUTED WHERE** | |
| **APPLICABLE PURSUANT TO 15c3-1(f))** | 19,515 |
| | |
| Net capital | $ 352,382 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| **TOTAL LIABILITIES FROM STATEMENT OF** | |
| **FINANCIAL CONDITION** | $ 36,300 |
| | |
| **DEDUCT:** | |
| Adjustment based on deposits in special | |
| reserve bank accounts (15c3-1(c) (1) (vii)) | - |
| | |
| Total aggregate indebtedness | $ 36,300 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| **MINIMUM NET CAPITAL REQUIRED** | $ 25,000 |
| | |
| **EXCESS NET CAPITAL** | $ 327,382 |
| | |
| **RATIO:** | |
| Aggregate indebtedness to net capital | .10 to 1 |

**No material differences exist between the net capital computation and the corresponding Focus Part IIA Report.**

# WESTFIELD INVESTMENT GROUP, INC.

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2007

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

## SCHEDULE III

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2007

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

## SCHEDULE IV

## RECONCILIATION UNDER RULE 17a-5 (d) (4) OF THE COMPUTATION OF NET CAPITAL

## UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE

## REQUIREMENTS UNDER RULE 15c3-3

## AS OF DECEMBER 31, 2007

This schedule is not applicable to this Company.

# LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203

(818) 507-6645 • FAX (818) 507-7891

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

      Westfield Investment Group, Inc.
      Monterey Park, California

      In planning and performing our audit of the financial statements and supplemental schedules of Westfield Investment Group, Inc., for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

      Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.     Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3.     Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

      The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lee, Sperling, Hisamune / Accountancy Corporation

Glendale, California

February 6, 2008

